Exhibit 12.1

Statement re Computation of Ratios

We incurred net losses and did not have any fixed charges for the six months ended December 31, 2010 other than insignificant charges related to a premises rental agreement. There were no fixed charges for the years ended June 30, 2010, 2009, 2008, 2007 and 2006. We also did not have any shares of preferred stock outstanding during these periods.